Exhibit 99.1

GFAI Business in the PRC

(Through acquisition from Kewei Group)

Audited Combined Financial Statements

As of December 31, 2021 and 2020

And for the years ended December 31, 2021 and 2020

(With Report of Independent Auditor Thereon)

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REPORT OF INDEPENDENT AUDITOR

To those charged with governance of GFAI Business in the People’s Republic of China

Opinion

We have audited the accompanying Combined Financial Statements of GFAI Business in the People’s Republic of China (the “Group”), which comprise the Combined Statement of Financial Position as of December 31, 2021 and 2020, and the related Combined Statements of Profit or Loss, Comprehensive Loss, Changes in Equity and Cash Flows for the years then ended, and the related notes (collectively referred to as the “Combined Financial Statements”).

In our opinion, the Combined Financial Statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with the basis of presentation set out in Note 2.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibility under those standards are further described in the Auditor’s Responsibilities for the Audit of the Combined Financial Statements section of our report. We are required to be independent of the Group and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis-of-Matter

Basis of presentation

We draw attention to Note 2 to the Combined Financial Statements, which describes that the accompanying Combined Financial Statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission. Our Opinion is not modified with respect to this matter.

Acquisition of the Group’s interest

We draw attention to Note 13 to the Combined Financial Statements, whereby the Group’s interests were purchased by a related party Guardforce AI Co., Limited during 2022. Our opinion on the Combined Financial Statements is not modified with respect to this matter.

Substantial Doubt about the Group’s Ability to Continue as a Going Concern

The accompanying Combined Financial Statements have been prepared assuming that the Group will continue as a going concern. The ability to continue as a going concern is dependent upon the Group’s profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and to repay its liabilities arising from normal business operations when they become due. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 2.1. The Combined Financial Statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the Combined Financial Statements in accordance with the basis of presentation set out in Note 2, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of Combined Financial Statements that are free from material misstatements, whether due to fraud or error.

In preparing the Combined Financial Statements, management is required to evaluate whether there are conditions or events, considering in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the Combined Financial Statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Combined Financial Statements

Our objectives are to obtain reasonable assurance about whether the Combined Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omission, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the Combined Financial Statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the Combined Financial Statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the Combined Financial Statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the Combined Financial Statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP
London, United Kingdom
September 30, 2022

COMBINED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND 2020

(Expressed in U.S. Dollars)

		As of December 31,
	Note	2021	2020
Assets
Current assets:
Cash and cash equivalents		$186,772	$197,158
Trade receivables	3	1,176,675	1,017,269
Other receivables	4	1,466,907	3,445,671
Inventories	5	2,066,079	2,220,085
Amount due from related parties	12	337,857	372,046
Total current assets		5,234,290	7,252,229

Non-current assets:
Property, plant and equipment	6	2,138,272	1,154,600
Intangible assets	7	444,537	241,660
Right-of-use assets	9	294,443	469,990
Deferred tax assets		63,769	520

Total non-current assets		2,941,021	1,866,770

Total assets		$8,175,311	$9,118,999
Liabilities and equity
Current liabilities:
Trade and other payables	8	$1,574,918	$1,639,034
Contract liabilities		89,315	-
Income tax payables		307	-
Lease liabilities	9	230,075	211,795
Amounts due to related parties	12	3,779,432	1,883,924

Total current liabilities		5,674,047	3,734,753
Non-current liabilities:
Lease liabilities	9	64,368	258,195
Total non-current liabilities		64,368	258,195

Total liabilities		$5,738,415	$3,734,753

Equity
Paid-in capital		$5,026,352	$5,026,352
Surplus reserves		34,354	34,354
Translation reserve		416,246	321,714
Retained earnings		(3,040,056)	(256,369)
Total equity		2,436,896	5,126,051
Total liabilities & equity		$8,175,311	$9,118,999

The accompanying notes are an integral part of these combined financial statements

COMBINED STATEMENT OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in U.S. Dollars)

		For the years ended December 31,
	Note	2021	2020

Revenue		$6,339,737	$3,701,567
Cost of sales		(4,129,917)	(2,602,930)
Gross profit		2,209,820	1,098,637
Other income, net		111,620	2,250
Selling and distribution expenses		(2,138,752)	(1,042,202)
Administrative expenses		(3,029,222)	(596,735)
Loss before income tax		(2,846,534)	(538,050)
Income tax credit/ (expense)	10	62,847	(667)

Loss for the year		$(2,783,687)	$(538,717)

Loss per paid-in capital		$(0.55)	$(0.11)

The accompanying notes are an integral part of these combined financial statements

COMBINED STATEMENT OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in U.S. Dollars)

		For the years ended December 31,
	Note	2021	2020

Loss for the year		$(2,783,687)	$(538,717)
Currency translation differences		94,532	321,714
Total comprehensive loss for the year		$(2,689,155)	$(217,003)

The accompanying notes are an integral part of these combined financial statements

COMBINED STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(Expressed in U.S. Dollars)

	Paid-in capital	Surplus reserve	Translation reserve	Retained earnings	Total equity
Balance as at December 31, 2019	$4,308,302	$34,354	$-	$282,348	$4,625,004
Total comprehensive loss for the year
Loss for the year	-	-	-	(538,717)	(538,717)
Other comprehensive income for the year	-	-	321,714	-	347,611
	-	-	321,714	(538,717)	(217,003)
Contributions
Capital paid-in	718,050	-	-	-	718,050
Balance as at December 31, 2020	5,026,352	34,354	321,714	(256,369)	5,126,051

Total comprehensive loss for the year
Loss for the year	-	-	-	(2,783,687)	(2,783,687)
Other comprehensive income for the year	-	-	94,532	-	94,532
	-	-	94,532	(2,783,687)	(2,689,155)
Balance as at December 31, 2021	$5,026,352	$34,354	$416,246	$(3,040,056)	$2,436,896

The accompanying notes are an integral part of these combined financial statements

COMBINED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in U.S. Dollars)

	For the years ended December 31,
	2021	2020
Cash flows from operating activities
Loss for the year	$(2,783,687)	$(538,717)
Adjustments for:
Depreciation	607,849	260,917
Amortization	39,708	27,101
Impairment loss on trade and other receivables	2,133,010	138,051
Impairment loss on inventories	589,118	-
Increase in deferred tax assets	(63,249)	(520)
Total adjustments	3,306,436	425,549
Changes in:
Increase in trade and other receivables	(411,869)	(429,732)
Increase in inventories	(435,112)	(313,073)
Decrease/ (increase) in amounts due from related parties	144,417	(199,459)
Decrease in trade and other payables	(57,542)	(136,790)
Increase in contract liabilities	89,315	-
Increase in amounts due to related parties	1,895,508	1,883,924
Net cash generated from operating activities	1,747,466	691,702

Cash flows from investing activities
Acquisition of property, plant and equipment	(1,313,133)	(1,123,189)
Acquisition of intangible assets	(233,917)	(218,687)
Net cash used in investing activities	(1,547,050)	(1,341,876)

Cash flows from financing activities
Proceeds from capital paid-in	-	718,050
Payment of lease liabilities	(236,785)	(203,661)
Net cash (used in)/ generated from financing activities	(236,785)	514,389

Net decrease in cash and cash equivalents	(36,369)	(135,785)
Effect of movement in exchange rates on cash held	25,983	57,277
Cash and cash equivalents at January 1,	197,158	275,666
Cash and cash equivalents at December 31,	$186,772	$197,158

The accompanying notes are an integral part of these combined financial statements

NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

1.	NATURE OF OPERATIONS

GFAI business in the People’s Republic of China (the “PRC”) is a business (the “Group”) acquired from Kewei Group (“Kewei”), a related party of the Group. The accompanying combined financial statements present, on a historical cost basis, the combined assets, liabilities, revenue and expenses related to the Group.

The Group offers robot sales, robot rental and general security solutions in the PRC and is composed of the following 3 companies:

-	Shenzhen Keweien Robot Service Co., Ltd.
-	Guangzhou Kewei Robot Technology Co., Ltd.
-	Beijing Wanjia Security System Co., Ltd.

2.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these combined financial statements.

2.1	Basis of presentation

The combined financial statements as of December 31, 2021 and 2020 and for each of the years ended December 31, 2021 and 2020 containing the combined statements of financial position, profit or loss, comprehensive loss, changes in equity and cash flows of the Group have been prepared for the purpose of complying with the provisions of Rule 3-05 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”), which requires certain information with respect to acquisitions to be included with certain filings with the SEC.

The basis of presentation describes how the combined financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), except as described below. IFRS does not provide for the preparation of combined financial information, and accordingly in preparing the combined financial information certain accounting conventions commonly used for the preparation of historical financial information for inclusion in investment circulars have been applied. The application of these conventions results in the following material departures from IFRS. In other respects IFRS have been applied.

The combined financial statements are prepared in accordance with IFRS except in respect of the following matters:

●	The combined financial information does not comply with IAS 27 Separate Financial Statements paragraph 4 and IFRS 10 Consolidated Financial Statements paragraph 2. The financial information has therefore been prepared on a combined basis by applying the principles underlying the consolidation procedures of IFRS 10.

●	The combined financial information does not constitute a set of general purpose financial statements under IAS 1, Presentation of Financial Statements, and consequently, the acquired companies do not make an explicit and unreserved statement of compliance with IFRS as required by IAS 1.

●	As the Group is not in the process of filing its financial statements with a securities commission for the purpose of issuing shares in a public market, no earnings per share calculation is presented.

●	The Group’s deemed transition date to IFRS is 1 January 2020. The principles and requirements for first time adoption of IFRS are set out in IFRS 1. IFRS 1 allows certain exemptions in the application of particular standards to prior periods in order to assist companies with the transition process. The Group has not applied any of the exemptions set out in IFRS 1. The Group has not previously prepared or reported any combined financial information in accordance with any other generally accepted accounting principles (“GAAP”). Consequently, it is not possible to provide IFRS 1 reconciliations between financial information prepared under any previous GAAP and the financial information prepared in accordance with IFRS included in this combined financial information, as required by IFRS 1 on transition to IFRS.

The basis of the combined financial statements is prepared in a form that is consistent with Guardforce AI Co., Limited’s accounting policies in its latest annual accounts. The accounting policies set out below have been applied consistently for all periods presented in the combined financial information.

Significant intercompany accounts and transactions have been eliminated in the combined financial statements, while transactions with Kewei and the controlling shareholder are disclosed as related party transactions.

Going concern

The Group incurred a net loss of $2,783,687 and $538,717 during the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, the Group had net current liabilities of $439,757. During the year ended December 31, 2021, the Group made an allowance for impairment of trade and other receivables balances amounting to $2,133,010 to derecognise the uncollectible accounts from trade and other receivables.

The ability to continue as a going concern is dependent upon the Group’s profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The Group expects to finance operations primarily through cash flows from operating activities and capital contributions from Guardforce AI Co., Limited (“GFAI”). In the event that the Group requires additional funding to finance the growth of the Group’s current and expected future operations as well as to achieve their strategic objectives, GFAI indicated its intent and ability to provide additional equity financing.

2.2	Segment reporting

IFRS 8, Operating Segments, establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by IFRS 8, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. Since the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

2.2	Segment reporting

The Group reports financial and operating information in the following 2 reportable segments:

(1) Robotic AI solutions; and

(2) General security solutions

Selected information by segment is presented in the following tables for the years ended December 31, 2021 and 2020.

	For the year ended December 31,
	2021	2020
Revenue
Robotic AI solutions	$2,805,405	$888,372
General security solutions	3,534,332	2,813,195
	$6,339,737	$3,701,567

	For the year ended December 31,
	2021	2020
Loss for the year
Robotic AI solutions	$(292,641)	$(59,735)
General security solutions	(2,491,046)	(478,982)
	$(2,783,687)	$(538,717)

Depreciation and amortization by segment for the years ended December 31, 2021 and 2020 are as follows:

	For the year ended December 31,
	2021	2020
Depreciation and amortization
Robotic AI solutions	$386,699	$49,253
General security solutions	260,858	238,765
	$647,557	$288,018

Provision for allowance for credit losses on trade and other receivables by segment for the years ended December 31, 2021 and 2020 are as follows:

	For the year ended December 31,
	2021	2020
Provision for allowance for credit losses on trade and other receivables
Robotic AI solutions	$5,776	$1,970
General security solutions	2,127,234	136,081
	$2,133,010	$138,051

The Group did not perform impairment assessment on trade and other receivables for the year ended December 31, 2020. The management assessment was made upon the acquisition by GFAI that the provision for allowance amount of $2,133,010 is considered necessary to be made as of December 31, 2021.

2.2	Segment reporting

Provision for inventory impairment by segment for the years ended December 31, 2021 and 2020 are as follows:

	For the year ended December 31,
	2021	2020
Provision for inventory impairment
Robotic AI solutions	$-	$-
General security solutions	589,118	-
	$589,118	$-

Capital expenditures by segment for the years ended December 31, 2021 and 2020 are as follows:

	For the year ended December 31,
	2021	2020
Capital expenditures
Robotic AI solutions	$1,310,206	$1,123,189
General security solutions	2,927	-
	$1,313,133	$1,123,189

Total assets by segment as of December 31, 2021 and 2020 are as follows:

	As at December 31,
	2021	2020
Total assets
Robotic AI solutions	$4,213,954	$2,707,176
General security solutions	3,961,357	6,411,823
	$8,175,311	$9,118,999

Total liabilities by segment as of December 31, 2021 and 2020 are as follows:

	As at December 31,
	2021	2020
Total liabilities
Robotic AI solutions	$3,810,018	$2,145,950
General security solutions	1,928,397	1,846,998
	$5,738,415	$3,992,948

2.3	Critical accounting estimate and judgements

The preparation of the combined financial statements in conformity with IFRS requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates during the years ended December 31, 2021 and 2020 include the provision for sales returns, provision for obsolete inventory, allowance for doubtful accounts, lease accounting and useful life of fixed assets. The estimated amount for provision for sales warranty on the sale of robots at December 31, 2021 and 2020 were $nil.

2.4	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

2.5	Trade and other receivables

Trade and other receivables are recorded at net realizable value consisting of the carrying amount less an allowance for doubtful accounts as needed. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts and other receivables and accounts receivable from related parties. The Group determines the allowance for its trade receivable based on aging data, historical collection experience, customer specific facts and economic conditions. The Group writes-off trade receivable when amounts are deemed uncollectible. During the year ended December 31, 2021 and 2020, the Group has made provision for allowance for credit losses on trade and other receivables of $2,133,010 and $138,051, respectively. The Group extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts.

2.6	Inventories

Inventories consist of robots, alarm and surveillance equipment and are stated at the lower of cost, determined on a weighted average basis, or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. When inventory is sold, the carrying amount is charged to expense in the period in which the revenue is recognized. Write-downs for declines in net realizable value or for losses on inventories are recognized as an expense in the period the impairment or loss occurs.

2.7	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

Depreciation is calculated using the straight-line method over the following estimated useful lives.

Estimated useful life

Leasehold improvements	Lesser of useful life or remaining lease term
Computer equipment	3 years
Furniture, fixtures and office equipment	5 years
Vehicles	10 years
Robots	5 years

2.8	Intangible assets, net

Intangible assets represent a computer software system. The intangible assets are recorded at historic acquisition cost, and amortized on a straight-line basis over their estimated useful lives.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software systems controlled by the Group will be recognized as intangible assets when the criteria of intangible assets are met.

Estimated useful life

Computer software systems	10 years

2.9	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial tear which are unpaid. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.10	Revenue from contracts with customers

The Group generates its revenue primarily from two service lines: (1) Robotics AI solutions and (2) General security solutions.

Each service line primarily renders the following services:

(1) Robot AI solutions

(i) sales of robots and (ii) rental of robots

(2) General security solutions

(i) security equipment sales and (ii) security service

The Group recognizes revenue at a point in time as products are delivered and services are performed. Consultancy fees typically cover a period of time, the revenue is recognized on a ratable basis over the contract term.

2.10	Revenue from contracts with customers

The reported revenue reflects services delivered at the contract or agreed-upon price.

The following conditions are normally accomplished when the services are rendered to the customers and this moment is considered a point in time.

●	To identify the contract and quotation with the agreed service price.

●	To evaluate the services engaged in the customer’s contract and identify the related performance obligations.

●	To consider the contract terms and commonly accepted business practices to determine the transaction price. The transaction price is the consideration that the Group expects to be entitled for delivering the services engaged with the customer. The consideration engaged in a customer’s contract is generally a fixed amount.

●	To allocate the transaction price, if necessary, to each performance obligation (to each good or service that is different) for an amount that represents the part of the benefit that the Group expects to receive in exchange for the right of delivering the services engaged with the customer.

●	To recognize revenue when the Group satisfies the performance obligation through the rendering of services engaged.

Contract liabilities consist of deferred revenue related to prepaid fees received from customers for future information security service over the term of the service agreement.

2.11	Cost of sales

Cost of sales consists primarily of robots, alarm and surveillance equipment, internal costs and related benefits, and other overhead costs that are directly attributable to products sold or services provided.

2.12	Income tax

Income tax expense represents the sum of the tax currently payable and deferred tax. Income tax expense is charged to the combined statements of profit or loss as they incur.

Current income taxes are recorded in the results of the year they are incurred.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the combined financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, including tax loss carry forwards and certain tax credits, to the extent that it is probable that future taxable profits, reversal of existing taxable temporary differences will be available against which those deductible temporary differences can be utilized after considering future tax planning strategies. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit and reversal of existing taxable temporary differences will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits and reversal of existing taxable temporary differences will allow the deferred tax asset to be recovered.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except where the Business is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Business expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

2.13	Provisions

Provisions are recognized for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

A provision for warranties is recognized when the underlying products or services are sold, based on historical warranty data and a weighting of possible outcomes against their associated probabilities. Since the management considers the probability they will require settlement at the Group’s expense on warranty claims to be remote, the estimated amount for provision for sales warranty at December 31, 2021 and 2020 were $nil.

2.14	Leases

As a lessee

From January 1, 2019, in accordance with IFRS 16, leases with terms greater than 12 months are recognized as a right-of-use asset (“ROU”) and a corresponding lease liability at the date in which the leased asset is available for use by the Group. Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases of the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. To determine the incremental borrowing rate, the Business uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit and loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.14	Leases

Right-of-use assets are measured at cost comprising the following:

●	The amount of the initial measurement of the lease liability

●	any lease payments made at or before the commencement date less any lease incentives received

Right-of-use assets are depreciated over the shorter of the asset’s useful life or the lease term on a straight-line basis. The lease terms of buildings and others are generally less than ten years and less than five years, respectively.

Payments associated with leases with a lease term of 12 months or less on the Group’s equipment and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

As a lessor

As a lessor, the Group classifies its leases as either operating or finance leases at lease inception. The Group assessed whether it transfers substantially all the risks and rewards of ownership. Those assets that do not transfer substantially all the risks and rewards are classified as operating leases. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major party of the economic life of the assets. Rental income is accounted for on a straight-line basis over the lease term and is included in revenue due to its operating nature.

The Group applies the derecognition and impairment requirements in IFRS 9 to lease receivables.

2.15 Foreign currency translation

The functional currency of the Group is the Renminbi (“RMB”) as the currency of the primary economic environment in which the entity operates. All amounts are presented in United States dollars (“USD”). Transactions and balances are not subject to currency risk as the Group carried out transactions in RMB only

2.16 Equity

Paid-in capital represents capital that has been received from the shareholders.

Other components of equity include the following:

●	translation reserve – comprises foreign currency translation differences arising from the translation of the Group’s combined financial statements from functional currency to presentation currency

●	surplus reserve – comprises the annual appropriation of 10% of an entity’s profit after taxation as determined in accordance with the PRC accounting standards for each calendar year until the balance reaches 50% of the relevant PRC entity’s registered paid-in capital.

Retained earnings includes all current and prior period retained profit or loss.

2.17	Financial instruments

Financial assets and financial liabilities are recognized in the combined statement of financial position when a group entity becomes a party to the contractual provisions of the instrument. All regular purchases or sales of financial assets are recognized on a trade date basis. Regular purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.

Financial assets and financial liabilities are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss (“FVTPL”)) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss. The effective interest method is a method of calculating the amortized cost of a financial asset or financial liabilities and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets

Subsequent measurement of financial assets

Financial assets that meet the following conditions are subsequently measured at amortized cost:

●	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets that meet the following conditions are subsequently measured at fair value through other comprehensive income (“FVTOCI”):

●	the financial asset is held within a business model whose objective is achieved by both selling and collecting contractual cash flows; and

●	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. All other financial assets are subsequently measured at FVTPL, except that at the date of initial application of IFRS 9, initial recognition of a financial asset that the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income (“OCI”) if that equity investment is neither held for trading nor contingent consideration recognized by an acquirer in a business combination to which IFRS 3 Business Combinations applies.

2.17	Financial instruments

Financial assets

Impairment of financial assets

The Group performs impairment assessment under an expected credit loss (“ECL”) model on financial assets (including deposits, trade and other receivables, pledged bank deposits, restricted cash and bank balances and cash) which are subject to impairment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Group measures the loss allowance for deposits, other receivables, pledged bank deposits, restricted cash and bank balances and cash equal to 12m ECL, unless there has been a significant increase in credit risk since initial recognition, in which case the Group recognized lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

The Group recognizes lifetime ECL for trade receivables. The ECL on these assets are assessed collectively using a provision matrix with appropriate grouping.

(i) Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward – looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

●	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

●	significant deterioration in external market indicators of credit risk;

●	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

●	an actual or expected significant deterioration in the operating results of the debtor;

●	an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

2.17	Financial instruments

Financial assets

Impairment of financial assets

(ii) Definition of default

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group).

(iii) Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following even

(a) significant financial difficulty of the counterparty;

(b) a breach of contract, such as a default or past due event;

It is becoming probable that the borrower will enter bankruptcy or other financial reorganization.

(iv) Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss.

(v) Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights.

Generally, the ECL is estimated as the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition. For a lease receivable, the cash flows used for determining the ECL is consistent with the cash flows used in measuring the lease receivable in accordance with IFRS 16.

For collective assessment, the Group takes into consideration the following characteristics when formulating the grouping:

●	Past-due status;

●	Nature, size and industry of debtors; and

●	External credit ratings where available.

2.17	Financial instruments

Financial assets

Impairment of financial assets

(v) Measurement and recognition of ECL

The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.

Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit impaired, in which case interest income is calculated based on amortized cost of the financial asset.

The Group recognizes an impairment gain or loss in profit or loss for all financial instruments by adjusting their carrying amount, with the exception of trade and other receivables where the corresponding adjustment is recognized through a loss allowance account.

Derecognition of financial assets

The Group recognized a financial asset only when the contractual rights to the cash flows from the asset expire or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments issued by a group entity are classified either as financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Measurement of financial liabilities

All financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTPL.

Financial liabilities at amortized cost

Financial liabilities including borrowings and other payables are subsequently measured at amortized cost, using the effective interest method.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is contingent consideration of an acquirer in a business combination to which IFRS 3 applies.

Derecognition of financial liabilities

The Group recognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability recognized and the consideration paid and payable is recognized in profit or loss.

2.18	Impairment of financial and non-financial assets

Financial assets are reviewed at each balance sheet date, or whenever an event indicates that the carrying amount may not be recoverable. With effect from January 1, 2018, loss allowances for ECL on financial assets which are held at amortized cost are recognized on the initial recognition of the underlying asset. As permitted by IFRS 9, the loss allowance on trade receivables arising from the recognition of revenue under IFRS 15 are initially measured at an amount equal to lifetime expected losses. Allowances in respect of loans and other receivables are initially recognized at an amount equal to 12m ECL. Where the credit risk on the receivables has increased significantly since initial recognition, allowances are measured at an amount equal to the lifetime ECL.

Non-financial assets are reviewed for impairment whenever events indicate that the carrying amount of an asset may not be recoverable. In addition, assets that have indefinite useful lives are tested annually for impairment. An impairment loss is recognized to the extent that the carrying value exceeds the higher of the asset’s fair value less costs to sell and its value in use.

2.19	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

2.20	New and amended accounting standards

All new standards and amendments that are effective for annual reporting period commencing January 1, 2021 have been applied by the Group for the year ended December 31, 2021. The adoption of these new and amended standards did not have material impact on the combined financial statements of the Group. A number of new standards and amendments to standards have not come into effect for the year beginning January 1, 2021, and they have not been early adopted by the Group in preparing these combined financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the combined financial statements of the Group.

The following new and amended standards are not expected to have a significant impact on the Group’s combined financial statements.

–	COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)
–	Annual Improvements to IFRS Standards 2018–2020
–	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)
–	Reference to Conceptual Framework (Amendments to IFRS 3)
–	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
–	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
–	Definition of Accounting Estimates (Amendments to IAS 8)

Adoption of new standards in 2020

The following other standards, interpretations and amendments to existing standards became effective on 1 January 2020 and have not had a material impact on the Group:

●	Amendments to IAS 1 and IAS 8 – “Definition of Material”;

●	Amendments to IFRS 3 – “Definition of a Business”;

●	Amendments to IFRS 9, IAS 39 and IFRS 7 – “Interest Rate Benchmark Reform”;

●	Amendments to IFRS 16 “Leases” in relation to COVID-19 related rent concessions; and

●	Amendments to References to the Conceptual Framework in IFRS Standards.

3.	TRADE RECEIVABLES

	As of December 31,
	2021	2020
Trade receivables	$1,246,205	$1,163,012
Impairment provision for trade receivables	(69,530)	(145,743)
Trade receivables, net	$1,176,675	$1,017,269

The following tables details the Group’s trade receivables, net:

	Trade receivables, net – as of December 31, 2021
	Current	<30 days	31-90 days	91-180 days	181-365 days	1 year and over	Total
Trade receivables, net	$539,889	$65,321	$50,995	$443,496	$30,420	$46,554	$1,176,675

	Trade receivables, net – as of December 31, 2020
	Current	<30 days	31-90 days	91-180 days	181-365 days	1 year and over	Total
Trade receivables, net	$609,974	$86,078	$11,042	$1,213	$147,451	$161,511	$1,017,269

The impairment provision for trade receivables are as below:

	2021	2020

Balance at January 1,	$145,743	$-
Charge to the statement of profit or loss	-	137,941
Releases	(78,904)	-
Exchange difference	2,691	7,802
Balance at December 31,	$69,530	$145,743

4.	OTHER RECEIVABLES

	As of December 31,
	2021	2020
Other receivables	$3,707,571	$3,445,787
Impairment provision for other receivables	(2,240,664)	(116)
Other receivables, net	$1,466,907	$3,445,671

The impairment provisions for other receivables are as below:

	2021	2020

Balance at January 1,	$116	$-
Charge to the statement of profit or loss	2,211,914	110
Exchange difference	28,634	6
Balance at December 31,	$2,240,664	$116

5.	INVENTORIES

	As of December 31,
	2021	2020
Robots	$1,382,647	$1,287,703
Alarm and surveillance equipment	683,432	932,382
	$2,066,079	$2,220,085

	As of December 31,
	2021	2020
Inventories	$2,662,823	$2,220,085
Impairment provision for inventories	(596,744)	-
Inventories, net	$2,066,079	$2,220,085

The impairment provision for inventories are as below:

	2021	2020

Balance at January 1,	$-	$-
Charge to the statement of profit or loss	589,118	-
Exchange difference	7,626	-
Balance at December 31,	$596,744	$-

6.	PROPERTY, PLANT AND EQUIPMENT

	Office equipment	Motor vehicles	Robots	Total
Cost
At January 1, 2020	$158,406	$136,252	$-	$294,658
Additions	3,467	-	1,119,722	1,123,189
Exchange difference	10,637	8,981	63,334	82,952

At December 31, 2020	172,510	145,233	1,183,056	1,500,799

Additions	5,362	-	1,307,771	1,313,133
Exchange difference	4,463	3,699	47,062	55,224

At December 31, 2021	$182,335	$148,932	$2,537,889	$2,869,156

Accumulated depreciation
At January 1, 2020	$(142,532)	$(125,505)	$-	$(268,037)
Depreciation charged for the year	(9,399)	(3,270)	(44,587)	(57,256)
Exchange difference	(9,927)	(8,457)	(2,522)	(20,906)

At December 31, 2020	(161,858)	(137,232)	(47,109)	(346,199)

Depreciation charged for the year	(5,693)	(2,011)	(363,360)	(371,064)
Exchange difference	(4,196)	(3,522)	(5,903)	(13,621)

At December 31, 2021	$(171,747)	$(142,765)	$(416,372)	$(730,884)

Net book value
At December 31, 2021	$10,588	$6,167	$2,121,517	$2,138,272
At December 31, 2020	$10,652	$8,001	$1,135,947	$1,154,600

There was no impairment of property, plant and equipment recorded for the years ended December 31, 2021 and 2020. No property, plant and equipment were pledged as security for bank borrowings.

7.	INTANGIBLE ASSETS

Computer software system
Cost
At January 1, 2020	$220,881
Additions	218,687
Exchange difference	26,930

At December 31, 2020	466,498

Additions	233,917
Exchange difference	14,909

At December 31, 2021	$715,324

Accumulated amortization
At January 1, 2020	$(185,820)
Amortization charged for the year	(27,101)
Exchange difference	(11,917)

At December 31, 2020	(224,838)

Amortization charged for the year	(39,708)
Exchange difference	(6,241)

At December 31, 2021	$(270,787)

Net book value
At December 31, 2021	$444,537
At December 31, 2020	$241,660

8.	TRADE AND OTHER PAYABLES

	As of December 31,
	2021	2020
Trade payables – third parties	$1,321,616	$1,017,391
Accrued salaries and bonus	75,434	152,624
Other payables	177,868	469,019

Trade and other payables	$1,574,918	$1,639,034

9.	RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILTIES

The carrying amounts of right-of-use assets are as below:

	2021	2020
Balance at January 1,	$469,990	$635,037
Additions	51,665	7,831
Depreciation for the year	(236,785)	(203,661)
Exchange difference	9,573	30,783
Balance at December 31,	$294,443	$469,990

Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. The weighted average incremental borrowing rate applied to new leases during year 2021 and 2020 was 4.752% and 4.752%, respectively.

During the years ended December 31, 2021 and 2020, interest expense of $18,430 and $25,170 arising from lease liabilities was included in administrative expenses, respectively. Depreciation expense related to right-of-use assets was $236,785 and $203,661, respectively during the years ended December 31, 2021 and 2020.

10.	TAXATION

Value added tax (“VAT”)

The Group is subject to statutory VAT of 13% and 7% for goods and services respectively in the PRC. The output VAT is charged to customers who purchase goods and receive services from the Group and the input VAT is paid when the Group purchases goods and services from its vendors. The input VAT can be offset against the output VAT. The VAT payable is presented on the statements of financial position when input VAT is less than the output VAT. A recoverable balance is presented on the balance sheets when input VAT is larger than the output VAT.

Income taxes

The Group’s companies incorporated in the PRC are subject to corporate income tax rate of 25% on taxable income in the PRC. Qualified high and new technology enterprises are entitled to a preferential corporate income tax rate of 15%.

The components of income tax provision are:

	For the years ended December 31,
	2021	2020
Current income tax (credit)/ expense for the year	$(419)	$1,159
Deferred taxation	(62,428)	(492)

Total income tax (credit)/ expense	$(62,847)	$667

The total income tax (credit)/charge differs from the amount computed by applying the statutory income tax rate of 25% for the year to loss before tax as a result of the following:

	For the years ended December 31,
	2021	2020
Loss before income tax expense	$(2,846,534)	$(538,050)
Income tax statutory rate	25%	25%

Income tax at statutory rate	(711,634)	(134,513)
Tax effect of preferential tax rate granted	-	(4,607)
Tax effect of tax loss not recognized	694,783	136,713
Tax effect of deductible temporary differences not recognized	(62,428)	(492)
Tax effect of expenses not deductible for tax purposes	16,432	3,566

Income tax (credit)/ expense for the year	$(62,847)	$667

10.	TAXATION

Deferred taxation

Deferred tax assets

	As of December 31,
	2021	2020
The balance comprises temporary differences attributable to:

Impairment provision for trade and other receivables	$63,769	$520

Provision
Movements
At January 1, 2020	$-
Credit to profit or loss	492
Exchange difference	28

At December 31, 2020	$520

Credit to profit or loss	$62,428
Exchange difference	821

At December 31, 2021	$63,769

11.	FINANCIAL INSTRUMENTS

11.1	Classification of financial instruments

The Group’s financial instruments are managed through operational strategies and internal controls to assure liquidity, profitability, and transaction security. Transactions involving financial instruments are regularly reviewed to assess the effectiveness of the risk exposure that management intends to cover (foreign exchange, and interest rate, among others).

The table below shows all of the financial instruments recognized in the financial statements, segregated by category:

	As of December 31,
	2021	2020
	Amortized cost
Financial assets
Cash and cash equivalents	$186,772	$197,158
Trade receivables	1,176,675	1,017,269
Other receivables	1,466,907	3,445,671
Amount due from related parties	337,857	372,046

Total	$3,168,211	$5,032,144

Financial liabilities
Trade and other payables	$1,574,918	$1,639,034

Total	$1,574,918	$1,639,034

11.2	Financial management

The Group’s objectives on managing capital are to safeguard the Group’s ability to continue as a going concern and support the sustainable growth of the Group in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long term.

11.3	Credit risk

Prudent liquidity management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities. The Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. The Group manages its operations to avoid any excessive concentration of counterparty risks. The Group takes all reasonable steps to seek assurance from the counterparties that they can fulfil their obligations. In addition, financial assets are monitored on an ongoing basis with the result that the Group’s exposure to credit loss remains low.

The Group had two customers constituting 10% or more of the revenue during the year ended December 31, 2021 and 2020 as follows:

	2021		2020
	Amount	%	Amount	%
Customer A	$1,273,282	20.1%	$1,466,083	39.6%
Customer B	904,692	14.3%	486,169	13.1%
	$2,177,974	34.4%	$1,952,252	52.7%

The following customers had trade receivables balance greater than 10% of total trade receivables at December 31, 2021 and 2020.

	2021		2020
	Amount	%	Amount	%
Customer A	$47,751	4.1%	$140,110	13.8%
Customer B	216,381	18.4%	74,776	7.4%
	$264,132	22.5%	$214,886	21.2%

11.	FINANCIAL INSTRUMENTS

11.3	Credit risk

Credit risk exposure

The book value of financial assets represents the maximum credit exposure. The maximum risk exposure on financial information date was:

	As of December 31,
	2021	2020
Cash and cash equivalents	$186,772	$197,158
Trade receivables	1,176,675	1,017,269
Other receivables	1,466,907	3,445,671
Amount due from related parties	337,857	372,046

Total	$1,363,447	$1,214,427

11.4	Market risk

Interest rate and inflation risk: Interest rate risk arises from the portion of debt and interest earning bank deposits remunerated at the PRC Interbank Deposit rate, which may adversely affect the financial income or expenses in the event an unfavorable change in interest and inflation rates takes place.

11.5	Liquidity risk

The Group’s primary cash requirements are for operating expenses and purchases of fixed assets. The Group mainly finances its working capital requirements from cash generated from funds raised from operation and advances from related parties.

The Group’s policy is to regularly monitor current and expected liquidity requirements to ensure it maintains sufficient cash and cash equivalents and an adequate amount of committed credit facilities to meet its liquidity requirements in the short and long term.

At the reporting date, the contractual undiscounted cash flows of the Group’s current financial liabilities approximate their respective carrying amounts due to their short maturities.

The table below shows the contractual maturities of financial liabilities:

	As of December 31, 2021
	Carrying amount	Cash contractual cash flow	6 months or less
Trade and other payables	$1,574,918	$1,574,918	$1,574,918
Contract liabilities	89,315	89,315	89,315
Income tax payables	307	307	307

	$1,664,540	$1,664,540	$1,664,540

	As of December 31, 2020
	Carrying amount	Cash contractual cash flow	6 months or less
Trade and other payables	1,639,034	1,639,034	1,639,034

11.6	Impact of COVID-19

The Coronavirus Disease (COVID-19) outbreak and the measures taken to contain the spread of the pandemic have created a high level of uncertainty to global economic prospects and this has impacted the Group’s operations and its financial performance in year 2021. As COVID-19 continues to evolve with significant level of uncertainty, management of the Group is unable to reasonably estimate the full financial impact of COVID-19 on the Group’s financial results in year 2022. The Group is monitoring the situation closely and to mitigate the financial impact, it is conscientiously managing its cost by adopting an operating cost reduction strategy and conserving liquidity by working with major creditors to align repayment obligations with receivable collections.

11.7	Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: the (1) market approach, (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group mainly consist of cash and cash equivalents, restricted cash, trade and other receivables, amounts due from related parties, other current assets, trade payables, amounts due to related parties, accruals and other liabilities. As of December 31, 2021 and 2020, the carrying values of cash and cash equivalents, restricted cash, trade and other receivables, amounts due from related parties, trade and other payables, contract liabilities, amounts due to related parties approximate their fair values due to the short-term maturity of these instruments.

12.	RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationship with the Group as of December 31, 2021:

Name of related parties	Relationship with the Group
Tu Jingyi (“Mr. Tu”)	Controlling shareholder

Shenzhen Kewei Robot Technology Co., Ltd. (“Shenzhen Kewei”, 深圳科卫机器人科技有限公司)	Mr. Tu is the majority shareholder of its immediate holding company

Shenzhen Zhongzhi Yonghao Robot Co., Ltd. (“Shenzhen Zhongzhi Yonghao”, 深圳中智永浩机器人有限公司)	Mr. Tu is the majority shareholder of its immediate holding company

Shenzhen Qinban Technology Co., Ltd. (深圳市秦班科技有限公司)	Mr. Tu is the majority shareholder of its immediate holding company

Shenzhen Intelligent Guardforce Robot Technology Co., Ltd. (深圳中智卫安机器人科技有限公司)	Controlled by Mr. Tu

China Security & Fire Daming Technology Co., Ltd. (中安消达明科技有限公司)	Mr. Tu’s father is the majority shareholder of its immediate holding company

Shanghai Nanshao Kewei Intelligent Technology Co., Ltd. (上海南晓科卫智能科技有限公司)	Mr. Tu is the majority shareholder of its immediate holding company

Security and Surveillance Investment (China) Co., Ltd. (安防投资（中国）有限公司)	Mr. Tu’s father is the majority shareholder of its ultimate holding company

Security and Surveillance Operation Service (China) Co., Ltd. Beijing Branch (安防运营服务（中国）有限公司北京分公司)	Mr. Tu’s father is the majority shareholder of its ultimate holding company

Shanghai Nanshao Fire Engineering and Equipment Co., Ltd. (上海南晓消防工程设备有限公司)	Mr. Tu’s father is the majority shareholder of its ultimate holding company

Guardforce Security Service (Shanghai) Co., Ltd. (卫安保安服务（上海）有限公司)	Mr. Tu’s father is the majority shareholder of its immediate holding company

China Security and Fire Technology Co., Ltd. (中安消技术有限公司)	Mr. Tu’s father is the majority shareholder of its ultimate holding company

12.	RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationship with the Group as of December 31, 2021:

Name of related parties	Relationship with the Group
Beijing Keweian Robot Technology Co., Ltd. (北京科卫安机器人技术有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Chongqing Kewei Robot Technology Co., Ltd. (重庆科卫机器人技术有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Shaanxi Kewei China North Industries Robot Service Co., Ltd. (陕西科卫中兵机器人服务有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Xinjiang Keweian Robot Technology Co., Ltd. (新疆科卫安机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Inner Mongolia Kewei Robot Technology Co., Ltd. (内蒙古科卫机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Sichuan Qiantu Guardforce Robot Technology Co., Ltd. (四川前途卫安机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Yunan Kewei Robot Technology Co., Ltd. (云南科卫机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Gansu Keweian Robot Technology Co., Ltd. (甘肃科卫安机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Hubei Kewei Robot Technology Co., Ltd. (湖北科卫机器人技术有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Zhuhai Kewei Robot Technology Co., Ltd. (珠海科卫机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Hangzhou Kewei Robot Co., Ltd. (杭州科卫机器人有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Hainan Kewei Robot Technology Co., Ltd. (海南科卫机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Jilin Kewei Robot Technology Co., Ltd. (吉林科卫机器人技术有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Guizhou Kewei Robot Technology Co., Ltd. (贵州科卫机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Nanjing Zhongzhi Yonghao Robot Co., Ltd. (南京中智永浩机器人有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Jinan Kewei Robot Technology Co., Ltd (济南科卫机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

12.	RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationship with the Group as of December 31, 2021:

Name of related parties	Relationship with the Group
Guangxi Kewei Robot Technology Co., Ltd. (“Guangxi Kewei”, 广西科卫机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Anhui Keweien Robot Technology Co., Ltd. (安徽科卫恩机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Tianjin Kewei Robot Technology Co., Ltd. (天津科卫机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Fuzhou Kewei Robot Technology Co., Ltd. (福州科卫机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Henan Kewei Robot Technology Co., Ltd. (河南科卫机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Nanchang Zongkun Intelligent Technology Co., Ltd. (南昌踪坤智能科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Hunan Keweian Robot Technology Co., Ltd. (湖南科卫安机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Shanxi Keweian Robot Technology Co., Ltd. (山西科卫安机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Heilongjiang Kewei Robot Technology Co., Ltd. (黑龙江科卫机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Hebei Kewei Robot Technology Co., Ltd. (河北科卫机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Ningbo Kewei Robot Technology Co., Ltd. (宁波科卫机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Suzhou Keweien Robot Technology Co., Ltd. (苏州科卫恩机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Shenyang Keweian Robot Technology Co., Ltd. (沈阳科卫安机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Xiamen Kewei Robot Technology Co., Ltd. (厦门科卫机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Dalian Kewei Robot Technology Co., Ltd. (大连科卫机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Qinghai Kewei Robot Technology Co., Ltd. (青海科卫机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

12.	RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationship with the Group as of December 31, 2021:

Name of related parties	Relationship with the Group
Ningxia Kewei Robot Technology Co., Ltd. (宁夏科卫机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Xizhuang Kewei Robot Technology Co., Ltd. (西藏科卫机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

Qingdao Kewei Robot Technology Co., Ltd. (青岛科卫机器人科技有限公司)	Mr. Tu is the majority shareholder of its ultimate holding company

12.	RELATED PARTY BALANCES AND TRANSACTIONS

The principal related party balances and transactions as of and for the years ended December 31, 2021 and 2020 are as follows:

Amounts due from related parties:

	As of December 31,
	2021	2020
Beijing Keweian Robot Technology Co., Ltd.	$552	$-
Chongqing Kewei Robot Technology Co., Ltd.	5,213	-
Shaanxi Kewei China Northern Industries Robot Service Co., Ltd.	9,396	-
Xinjiang Keweian Robot Technology Co., Ltd.	565	-
Inner Mongolia Kewei Robot Technology Co., Ltd.	5,892	-
Sichuan Qiantu Guardforce Robot Technology Co., Ltd.	4,096	-
Yunan Kewei Robot Technology Co., Ltd.	4,390	-
Gansu Keweian Robot Technology Co., Ltd.	2,071	-
Hubei Kewei Robot Technology Co., Ltd	6,468	-
Zhuhai Kewei Robot Technology Co., Ltd.	188	-
Hangzhou Kewei Robot Co., Ltd.	4,698	-
Hainan Kewei Robot Technology Co., Ltd.	7,308	-
Jilin Kewei Robot Technology Co., Ltd.	3,726	-
Guizhou Kewei Robot Technology Co., Ltd.	5,011	-
Shenzhen Intelligent Guardforce Robot Technology Co., Ltd.	188	-
Shenzhen Kewei	14,128	306
Nanjing Zhongzhi Yonghao Robot Co., Ltd.	5,581	-
Jinan Kewei Robot Technology Co., Ltd.	4,135	-
Guangxi Kewei Robot Technology Co., Ltd.	2,785	-
Anhui Keweien Robot Technology Co., Ltd.	6,507	-
Tianjin Kewei Robot Technology Co., Ltd.	5,063	-
Fuzhou Kewei Robot Technology Co., Ltd.	2,973	-
Henan Kewei Robot Technology Co., Ltd.	5,932	-
Nanchang Zongkun Intelligent Technology Co., Ltd.	6,477	-
Hunan Keweian Robot Technology Co., Ltd.	4,670	-
Shanxi Keweian Robot Technology Co., Ltd.	5,092	-
Heilongjiang Kewei Robot Technology Co., Ltd.	11,327	-
Hebei Kewei Robot Technology Co., Ltd.	579	-
Ningbo Kewei Robot Technology Co., Ltd.	3,481	-
Suzhou Keweien Robot Technology Co., Ltd.	3,445	-
Shenyang Keweian Robot Technology Co., Ltd.	10,088	-
Xiamen Kewei Robot Technology Co., Ltd.	4,621	-
Dalian Kewei Robot Technology Co., Ltd.	7,845	-
Qinghai Kewei Robot Technology Co., Ltd.	4,687	-
Ningxia Kewei Robot Technology Co., Ltd.	3,120	-
Xizhuang Kewei Robot Technology Co., Ltd.	1,110	-
Qingdao Kewei Robot Technology Co., Ltd.	565	-
Shanghai Nanshao Kewei Intelligent Technology Co., Ltd.	47,093	45,923
Shanghai Nanshao Fire Engineering and Equipment Co., Ltd.	109,883	107,153
Security and Surveillance Investment (China) Co., Ltd.	-	30,681
Security and Surveillance Operation Service (China) Co., Ltd. – Beijing Branch	-	25,793
Guardforce Security Service (Shanghai) Co., Ltd.	-	151,545
China Security & Fire Daming Technology Co., Ltd.	6,908	10,645
		-
	$337,857	$372,046

12.	RELATED PARTY BALANCES AND TRANSACTIONS

Amounts due from related parties as of December 31, 2021 and December 31, 2020 mainly represent business advances for operational purpose.

Amounts due to related parties:

	As of December 31,
	2021	2020
Shenzhen Kewei	$3,119,084	$1,677,271
Shenzhen Qinban Technology Co., Ltd.	106,809	-
Shenzhen Zhongzhi Yonghao	335,343	-
Guardforce Security Service (Shanghai) Co., Ltd.	204,068	198,999
China Security and Fire Technology Co., Ltd.	7,849	7,654
Guangxi Kewei	6,279	-

	$3,779,432	$1,883,924

Amounts due to Shenzhen Kewei Robot Technology Co., Ltd. represent accounts payable for the purchase of robots.

Related party transactions:

	For the years ended December 31,
	2021	2020
Service/ Products received from related parties:
Shenzhen Zhongzhi Yonghao (Note (a))	$819,690	$-
Shenzhen Kewei (Notes (a) & (b))	1,505,073	3,633,324
Guangxi Kewei (Note (a))	5,486	-

	$2,330,249	$3,633,324

(a)	Shenzhen Zhongzhi Yonghao, Shenzhen Keiwei and Guangxi Kewei sold robots to the Group.

(b)	Shenzhen Kewei also provided technical support services to the Group.

13.	SUBSEQUENT EVENTS

On March 11, 2022, Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) entered into a Sale and Purchase Agreement with Guardforce AI Co., Limited (“GFAI”) to sell 100% of the equity interests in Shenzhen Keweien Robot Service Co., Ltd. (“Shenzhen GFAI”) and Guangzhou Kewei Robot Technology Co., Ltd. (“Guangzhou GFAI”) to GFAI. The acquisition serves an integral role in the growth of GFAI’s robotic AI solution business as a service (RaaS) business initiative. The acquisition was closed on March 22, 2022. The acquisition purchase price of $10,000,000 was paid in a mix of cash (10%) and restricted ordinary shares of GFAI (90%). On March 14, 2022, GFAI issued 2,142,852 restricted Ordinary Shares to the Shenzhen Kewei’s designated parties.

On May 24, 2022, Shenzhen Yeantec Co., Limited (“Yeantec”) entered into a Sale and Purchase Agreement with Guardforce AI Co., Limited (“GFAI”) to sell 100% of the equity interests in Beijing Wanjia Security System Co., Ltd. (“Beijing Wanjia”) to GFAI. The acquisition serves the growth of GFAI’s other security business. The acquisition was closed on June 22, 2022. The acquisition purchase price of $8,400,000 was paid in a mix of cash (10%) and restricted ordinary shares of GFAI (90%). On June 16, 2022, GFAI issued 3,780,000 restricted Ordinary Shares to Yeantec’s designated parties. The subsequent events disclosed are unaudited. The discussion of pro forma condensed combined financial statements is outside the Combined Financial Statements.